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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2019.

Commission File Number: 000-27760

OUTCROP GOLD CORP.

#510 - 580 Hornby Street

Vancouver, BC V6C 3B6

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Outcrop Gold Corp.
Date:		(Registrant)
	By:	“John Anderson”
Name: John Anderson Title: Director

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release of Outcrop Gold Corp. dated February 6, 2019
99.2	Press Release of Outcrop Gold Corp. dated February 8, 2019
99.3	Press Release of Outcrop Gold Corp. dated February 22, 2019